Consolidation Services, Inc.
2300 West Sahara Drive
 Las Vegas, NV 89102

April 12, 2011

United States
Securities and Exchange Commission
100 F. St. NE
Washington, D.C. 20549

Re:     Consolidation Services, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2009
           Form 10-Q for the Quarter Ended June 30, 2010
           File No. 333-142105

Dear Ms. DiSilvio:

1.
We note your response to prior comment two and reiterate our comment. Please explain and address in your response how you apply the guidance under FASB ASC 820-10-35 to support your valuation of the assets acquired.

RESPONSE:

The Company re-evaluated the Reserve Report provided for April 1, 2010 and requested that our Reserve Engineer recalculate the results using NYMEX strip pricing.  In accordance with a joint presentation of the Securities and Exchange Commission’s Office of Chief Accountant and PwC in Denver, Colorado in November 2010 there are the following Commodity Price Assumptions where were considered acceptable as follows:

“Various pricing scenarios seen in practice include:

-	NYMEX Strip Prices;
-	SEC Prices;
-	Bank Prices;
-	Company’s internal Price Deck.

NYMEX is recommended for estimating fair value as it is considered a LEVEL 1 INPUT.”

The Company considered a 9%  “market participant discount rate” of “weighted average cost of capital” which is the discount rate used for the cash flows. Therefore we requested a re-calculation of our report and that report provided different results and those results are attached as Exhibit A.  From that report we re-calculated our values as of April 1, 2010 and considered the follow purchase price allocation.

Purchase Price Allocation	April 1, 2010
Consideration:
Equity instruments (22,786,872 common shares of Consolidation Services, Inc. @ $.67)	$15,267,205
Recognized amounts of identifiable assets acquired:
Support equipment	735,000
Oil &gas Properties:
Proved developed producing reserves	1,218,670
Proved non-producing reserves	526,830
Proved undeveloped reserves	1,544,210
Probable reserves	330,460
Goodwill	10,912,035
Total assets	$15,267,205
Fair value of total assets	$15,267,205

2.
We note your Exhibit A to your response where the equipment appraiser states “Due to the current nature of the acquisition of April 1, 2010 in our opinion the appraisals materially reflects fair value of the assets.”  The basis of this statement is not clear given the appraisal clearly states “[t]he value indicated in this appraisal is not the true market value as of today.  The value determined in this report is the value of the said equipment at time of purchase.”  Please explain how the use of original purchase cost is a valuation technique consistent with the approaches used to measure fair value pursuant to the guidance in FASB ASC 820.

RESPONSE:

We have revised the appraisal report that states the following:

“On the basis of my work, I have concluded that fair value of all equipment on the date of purchase is: $735,000.”

Therefore we conclude that the equipment appraisal states that the equipment was at fair value and in accordance with FASB ASC 820.  See the revised appraisal report attached as Exhibit B.

In response to our comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or by person under the federal securities laws of the United States.

Sincerely,

CONSOLIDATION SERVICES, INC.

/s/ Pamela J. Thompson

Pamela J. Thompson
Chief Financial Officer